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                                                                  Exhibit 99.10


                                     [LOGO]


FOR IMMEDIATE RELEASE                                www.uromed.com
Contact:
Kristen Galfetti                                     Domenic Micale
Manager of Investor Relations                        Director of Finance
UroMed Corporation                                   UroMed Corporation
Tel: (781) 433-0033 x329                             Tel: (781) 433-0033 x247


          UROMED CORPORATION COMPLETES SUCCESSFUL CASH TENDER OFFER FOR
           $34.9 MILLION OF ITS 6% CONVERTIBLE SUBORDINATED NOTES DUE
                                 OCTOBER 15, 2003


     NEEDHAM, MA October 22, 1998 -- UroMed Corporation (NASDAQ:URMDC) announced today that it has successfully completed its self tender offer (the "Offer") and purchased $34.9 million aggregate principal amount of its 6% Convertible Subordinated Notes due October 15, 2003 (the "Notes"). The maximum amount of the Offer was $40.0 million principal amount of notes and noteholders tendered approximately $34.9 million principal amount of notes, all of which were purchased by the Company.

     The Offer expired at 5:00 p.m. New York City time on October 21, 1998. The purchase price of the Notes per $1,000 principal amount was $450 plus accrued and unpaid interest from October 15, 1998 up to, but not including, the date of payment. Paine Webber Incorporated was the dealer manager for the Offer.

     John G. Simon, UroMed's chairman of the board and chief executive officer, commented, "We believe that the completion of a successful tender offer is positive for all concerned. The purchase of $34.9 principal amount of the Notes, in conjunction with our stock buyback program, more appropriately aligns our capital structure to our present operational profile. Additionally, this successful transaction should provide the Company greater flexibility in managing its operations and in financing its business."

     UroMed, founded in October 1990, is dedicated to establishing itself as a leader in the development of male and female healthcare products. UroMed has developed or acquired technology in three core areas: prostate cancer, urinary incontinence, and breast cancer. UroMed's direct hospital-based business lines include its CaverMap Surgical Aid, intended to aid physicians in preserving vital nerves during prostate cancer surgery, its Iodine125 prostate cancer brachytherapy seeds (not yet commercially available), its brachytherapy introducer needles, and AlloSling and BEACON Technology System, minimally invasive incontinence surgical lines. UroMed's office-based continuum of continence care product lines include the Reliance--Registered Trademark-- Insert, the INTROL--Registered Trademark-- Bladder Neck Support Prosthesis, and the Impress Softpatch, for which the company is seeking marketing


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partnership(s). In breast cancer screening, UroMed, through its Assurance
Medical group, is developing its investigational BreastExam--TM--, BreastCheck--TM-- and BreastView--TM-- electronic palpation technology in order to aid physicians and patients in the important mission of finding suspicious breast lumps earlier. UroMed also continues to dedicate resources to the development and/or acquisition of product lines that fit into UroMed's strategic platform.


INTROL--Registered Trademark-- Bladder Neck Support Prosthesis and Reliance--Registered Trademark-- Urinary Control Insert are registered trademarks of UroMed Corporation. Impress--TM-- Softpatch, PelvicFlex--TM-- Personal Trainer Video, BEACON Technology System--TM--, BreastCheck--TM--, BreastExam--TM--, BreastView--TM--, CaverMap--TM-- Surgical Aid and AlloSling--TM-- Fascia are trademarks of UroMed Corporation.